Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Hall of Fame Resort & Entertainment Company (the “Company”) on Form S-8 of our report dated March 10, 2020, which includes an explanatory paragraph as to HOF Village, LLC and Subsidiaries’ ability to continue as a going concern, with respect to our audits of the consolidated financial statements of HOF Village LLC and Subsidiaries as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019, which report appears in the Proxy Statement / Prospectus, which is part of the Registration Statement of GPAQ Acquisition Holdings, Inc. on Post-Effective Amendment No. 3 to Form S-4 (File No. 333-234655).

/s/ Marcum llp

Marcum llp

New York, NY

September 16, 2020